CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

(Expressed in thousands of Canadian Dollars)

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in equity for the years ended December 31, 2012 and December 31,2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the Intema1ional Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

(Signed) Deloitte LLP

Independent Registered Chartered Accountants
March 27, 2013

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Northern Dynasty Minerals Ltd.

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company") as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (l) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated March 27, 2013 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte LLP

Independent Registered Chartered Accountants
March 27, 2013

Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2012	2011

ASSETS

Non-current assets
Investment in the Pebble Limited Partnership	3	$99,336	$101,542
Exploration and evaluation assets	4	1,055	1,055
Total non-current assets		100,391	102,597

Current assets
Amounts receivable from a related party	8	3	483
Amounts receivable and other prepaid expenses	5	5,003	4,704
Cash and cash equivalents	6	27,537	37,457
Total current assets		32,543	42,644

Total Assets		$132,934	$145,241

EQUITY

Capital and reserves
Share capital	7	$389,189	$388,987
Reserves		51,129	48,132
Deficit		(311,425)	(295,763)
Total Equity		128,893	141,356

LIABILITIES

Non-current liabilities
Deferred income taxes	13	3,632	3,715
Total non-current liabilties		3,632	3,715

Current liabilities
Payable to a related party	8	148	–
Trade and other payables	9	261	170
Total current liabilities		409	170

Total Liabilities		4,041	3,885

Total Equity and Liabilities		$132,934	$145,241

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 27, 2013.
They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2012	2011

Expenses
Exploration and evaluation expenses	11	4,461	819
General and administrative expenses	11	6,780	6,168
Share-based compensation	7 (b), 11	5,225	14,205
Loss from operating activities		16,466	21,192
Foreign exchange loss (gain)		83	(58)
Interest income		(887)	(944)
Loss before tax		15,662	20,190
Income tax recovery	13	–	(51)
Loss for the year		$15,662	$20,139

Other comprehensive loss (income)
Unrealized loss on available-for-sale marketable securities		–	1
Exchange difference arising on translation of investment in the Pebble Limited Partnership	3, 7 (c)	2,206	(2,236)
Deferred income tax on investment	7 (c)	(83)	82
Other comprehensive loss (income) for the year		$2,123	$(2,153)

Total comprehensive loss for the year		$17,785	$17,986

Basic and diluted loss per common share	10	$0.16	$0.21

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2012	2011

Cash flows from operating activities
Loss for the year		$(15,662)	$(20,139)
Adjustments for items not affecting cash:
Donation of shares		–	866
Foreign exchange loss (gain)		93	(65)
Interest receivable on loan	5 (a)	(442)	(334)
Share-based compensation		5,225	14,205
		4,876	14,672
Changes in non-cash working capital items
(Decrease) increase in amounts receivable and other prepaid expenses		48	(616)
Decrease (increase) in amounts receivable from a related party		480	(408)
Increase (decrease) in trade and other payables		91	(282)
Increase (decrease) in payable to related party		148	(102)
		767	(1,408)

Interest on cash reallocated to investing activities		(445)	(610)

Net cash used in operating activities		(10,464)	(7,485)

Cash flows from investing activities
Interest received		445	610
Loan advanced	5 (a)	–	(265)
Net cash from investing activities		445	345

Cash flows from financing activity
Common shares issued for cash	7	97	4,211
Net cash from financing activity		97	4,211

Net decrease in cash and cash equivalents		(9,922)	(2,929)
Effect of exchange rate fluctuations on cash held		2	(16)
Cash and cash equivalents at beginning of the year		37,457	40,402

Cash and cash equivalents at end of the year	6	$27,537	$37,457

The accompanying notes are an integral part of these consolidated financial statements.

NorthernDynasty MineralsLtd.
ConsolidatedStatements of Changesin Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
				Foreign
			Equity settled	currency
			share-based	translation		Investment
	Number of		payments	reserve		revaluation
	shares	Amount	reserve	(note 7	(c))	reserve	Deficit	Total equity

Balance at January 1, 2011	94,177,066	$380,570	$34,799	$316		$(1)	$(275,624)	$140,060
Shares issued for cash on exercise of share purchase options	726,698	4,211	–	–		–	–	4,211
Fair value of options allocated to shares issued on exercise	–	3,340	(3,340)	–		–	–	–
Shares donated	75,000	866	–	–		–	–	866
Share-based compensation	–	–	14,205	–		–	–	14,205
Loss for the year	–	–	–	–		–	(20,139)	(20,139)
Other comprehensive income for the year net of tax	–	–	–	2,154		(1)	–	2,153
Balance at December 31, 2011	94,978,764	$388,987	$45,664	$2,470		$(2)	$(295,763)	$141,356

Shares issued for cash on exercise of share purchase options	21,000	97	–	–		–	–	97
Fair value of options allocated to shares issued on exercise	–	105	(105)	–		–	–	–
Share-based compensation	–	–	5,225	–		–	–	5,225
Loss for the year	–	–	–	–		–	(15,662)	(15,662)
Other comprehensive loss for the year net of tax	–	–	–	(2,123)		–	–	(2,123)
Balance at December 31, 2012	94,999,764	$389,189	$50,784	$347		$(2)	$(311,425)	$128,893

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT (formerly NYSE-AMEX) under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2012, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 3). The Pebble Partnership owns the Pebble Copper-Gold- Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing of its share to complete the exploration and development of the Pebble Project; the Pebble Partnership obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). These Financial Statements have been prepared on the basis of IFRS standards that are effective for the Group’s reporting year ended December 31, 2012.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company and its subsidiaries listed below:

		Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group
U5 Resources Inc.[2]	Nevada, USA	100%	Holding Company

[1]	Holds the Group’s 50% interest in Pebble Mines Corp. and the Pebble Partnership (notes (e) and 3).
[2]	Holds the claims purchased from Liberty Star (note 4).

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures ("IAS 31") and applies the equity method to account for this interest. The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment losses. As the Group’s investment is carried in US dollars, the investment is translated at the end of each reporting period (note 3).

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra- Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Interests in Joint Ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in a jointly controlled entity ("JCE"), under the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, the Group’s interest in the JCE is carried in the consolidated financial statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the JCE less any impairment in the value of the investment. Losses in excess of the Group’s interest in that JCE are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the JCE.

Any excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets, liabilities and contingent liabilities of the JCE recognized at the date of the acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the JCE and is assessed for impairment as part of that JCE. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

When a group entity transacts with a JCE of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture. The Group’s interests in JCEs are as follow:

Proportion of
	Place of	Ownership
Name of JCE	Incorporation	Interest	Principal Activity
Pebble Mines Corp.	Delaware, USA	50%	General partner
Pebble Limited Partnership	Alaska, USA	49.95%[1]	Exploration of Pebble Project

[1]	Pebble Mines Corp. has a 0.1% ownership interest in the Pebble Limited Partnership.

(e)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of the Pebble Partnership and Pebble Mines Corp. is US dollars and for all other entities within the Group, the functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(f)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: available-for-sale financial assets (currently only of nominal value), and loans and receivables.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets at fair value through profit and loss. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized within other comprehensive income or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables currently comprise amounts receivable including the loan receivable from Liberty Star (note 5(a)), amounts receivable from a related party and cash and cash equivalents (see below).

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash and investments held at major financial institutions that are readily convertible into a known amount of cash and which are only subject to an insignificant risk of change in value, and are measured at amortized cost.

The Group’s cash and cash equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise amounts payable which are only trade and other payables (note 9) and a payable to a related party.

All financial liabilities fall within the classification of other financial liabilities versus financial liabilities through profit and loss and are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

Derivative financial assets and liabilities:

The Group has no derivative financial assets or liabilities. Although the loan receivable from Liberty Star has an equity conversion option, it is not exercisable as the Group has not meet the terms as laid out in the letter agreement (note 5(a)).

(g)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
•	title to the asset is compromised;

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

•	adverse changes in the taxation and regulatory environment;
•	adverse changes in variations in commodity prices and markets; and
•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(h)	Property, Plant and Equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(i)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

(j)	Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

(k)	Share-based Payment Transactions

Equity-settled share-based payments

The Group operates an equity-settled share-based option plan for its employees and service providers (note 7(b)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche which is expensed on a straight line basis over the vesting period with a corresponding increase in the equity-settled share-based payments reserve in equity. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(l)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(n)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset is its interest in the Pebble Partnership, whose assets are located in Alaska, USA.

(p)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

The Group uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share purchase options. The weighted average assumptions applied are disclosed in Note 7(b).

ii.

The loan receivable from Liberty Star Uranium & Metals Corp (note 5(a)), which is secured by certain mineral claims, was past due at the end of the reporting period however the Group has not recognised an allowance for doubtful debts because the Group has a reasonable expectation that the loan will be settled by the transfer of the underlying mineral claims by the debtor.

iii.

Provision for the deferred income tax expense included in the loss for the year (nil for the current year) and the composition of deferred income tax liabilities included in the consolidated statements of financial position.

Critical accounting judgments

These include:

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources, the Group used judgment in determining whether there are facts and circumstances suggesting that the carrying amount of its investment in the Pebble Partnership and the Group’s exploration and evaluation assets ("E&E assets") may exceed their recoverable amount. The Group’s E&E assets represent a mineral property interest (note 4) in certain mineral claims located to the west of the Pebble Project.

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and of its subsidiaries and jointly controlled entities, management considered the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Group operates.

iii.

The Group used judgment in determining that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and that the equity method is applicable to account for this interest.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(q)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

(i)	Effective for the Group’s financial year commencing on January 1, 2013

Consolidation, joint arrangements, associates, disclosures and other

In May 2011, the IASB issued new and revised standards on consolidation, joint arrangements, associates and disclosures: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; IFRS 12, Disclosure of Interests in Other Entities; IAS 27, Separate Financial Statements (as revised in 2011) and IAS 28, Investments in Associates and Joint Ventures (as revised in 2011). In June 2011, IAS 1, Presentation of Financial Statements, was amended. In October 2011, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued. In December 2011, an amendment to IFRS 7, Financial Instruments: Disclosures relating to disclosures around information about rights of offset and related arrangements was issued.

The Group has not early adopted these new or revised standards, interpretation and amendments. Based upon its current facts and circumstances, the Group does not expect these new and revised standards to have a material impact on its consolidated financial statements except for change in disclosure and presentation.

The Pebble Partnership

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non- Monetary Contributions by Venturers. Under IFRS 11, an entity’s interest in an arrangement subject to joint control is classified based on the rights and obligations of the parties to the joint arrangement rather than its legal form as follows:

•

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement ("joint operators") have rights to the assets and obligations for the liabilities relating to the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of the joint arrangement.

•

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement ("joint venturers") have rights to the net assets of the arrangement, which is determined by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances. A joint venturer recognizes its investment in a joint arrangement using the equity method.

The Group’s interest in the Pebble Partnership was classified as a jointly controlled entity under IAS 31 and was accounted for using the equity method (note 2(d)). As required under IFRS 11, the Group has reviewed and assessed the structure and legal form, the terms of the contractual arrangements, and other facts and circumstances in relation to its interest in the Pebble Partnership. The Group has concluded that, under IFRS 11, its interest in the Pebble Partnership will be classified as a joint venture and, hence, will continue to be accounted for under the equity method.

Fair value measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This standard is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Group anticipates that the application of the new standard may result in more extensive disclosures in the future.

(ii)	Effective for the Group’s financial years commencing on January 1, 2014 and 2015

Amendments to IAS 32, Financial Instruments: Presentation, issued in December 2011 which clarify existing application issues relating to the offset of financial assets and financial liabilities requirements applies to annual periods beginning on or after January 1, 2014.

IFRS 9, Financial Instruments, Classification and Measurement, originally issued in November 2009 and reissued in October 2010, applies to annual periods beginning on or after January 1, 2015. IFRS 9 is the first phase of three phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The Group has not early adopted this standard.

The Group anticipates that the adoption of the amendments and standard will have no material impact on its consolidated financial statements given the extent of its use of financial instruments in the ordinary course of business.

3.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership that held its Pebble Property interest into a limited partnership, the Pebble Partnership. Anglo American plc ("Anglo American") through a wholly-owned subsidiary subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Group (through a wholly-owned subsidiary) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final feasibility study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Group on a 50/50 basis.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

To December 31, 2012, Anglo American has funded US$504 million ($524 million). The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31 and applies the equity method in accounting for this interest. The Group has not recognized any share of the losses in the Pebble Partnership since inception as the Group has no obligation in respect to these losses as the agreement with Anglo American states that the distribution of losses funded by Anglo American are allocated 100% to Anglo American until the total investment of US$1.5 billion is met. For the year ended December 31, 2012, the Pebble Partnership has incurred losses totaling $102,863 (2011 – $84,517). Cumulative losses since inception of the Pebble Partnership to December 31, 2012 total $522,110 (2011 – $419,247). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are recognized directly in the foreign currency translation reserve through other comprehensive loss.

Investment in the Pebble Partnership	December 31	December 31
	2012	2011
Carrying value at the beginning of the year	$101,542	$99,306
Foreign currency translation (note 7(c))	(2,206)	2,236
Carrying value at the end of the year	$99,336	$101,542

Summary financial information for the equity accounted investee on a100% basis is as follows:

Assets and Liabilities	December 31	December 31
	2012	2011
Non-current assets	$101,344	$101,311
Current assets	11,890	14,095
Total assets	$113,234	$115,406
Current liabilities	9,902	10,522
Total liabilities	$9,902	$10,522

Losses	Year ended December 31
	2012	2011
Net loss for the year	$102,863	$84,517
Net cumulative losses	522,110	419,247

The Group has not included the net loss and net cumulative losses of the Pebble Partnership in the Financial Statements of the Group.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	EXPLORATION AND EVALUATION ASSETS

	December 31	December 31
	2012	2011
Total	$1,055	$1,055

Pursuant to a letter agreement dated June 29, 2010 with Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), the Group acquired 60.7 square kilometers of mineral claims located to the west of the Pebble Project mineral claims in consideration for a US$1,000 ($1,055) cash payment.

5.	AMOUNTS RECEIVABLE AND OTHER PREPAID EXPENSES

	December 31	December 31
	2012	2011
Sales tax receivable	$177	$236
Loan receivable (a)	4,639	4,292
Prepaid expenses	187	176
Total	$5,003	$4,704

(a)	Loan Receivable

The loan receivable at December 31, 2012 and 2011 comprised the amount advanced to Liberty Star in cash, expenditures incurred by the Group in relation to Liberty Star’s mineral claims in Alaska and interest accrued thereon (together; the "Loan") pursuant to a letter agreement dated June 2010 and subsequent amendments thereof (together; the "Letter Agreement"). The Loan is repayable in cash upon demand by the Group. The Loan accrues interest at 10% per annum, compounded monthly, and is secured by assets and mining claims owned by Liberty Star in Alaska, USA.

The principal amount and accrued interest relating to the Loan are as follows:

	December 31	December 31
	2012	2011
Balance of the principal sum:
Cash advance (US$3,000)	$2,985	$3,051
Expenses incurred on behalf of Liberty Star (US$730)	726	743
Total principal sum receivable at year end	3,711	3,794
Accumulated accrued interest at year end	928	498
Balance at end of year	$4,639	$4,292

The Loan was advanced in conjunction with and in anticipation of the acquisition of a mineral property interest, pursuant to the Letter Agreement, which is summarized as follows:

(i)	the Group acquired certain mineral claims from Liberty Star outboard of and adjacent to the Pebble Project mineral claims (note (4)); and

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(ii)

the Group and Liberty Star agreed to enter into a joint venture arrangement whereby the Group, subject to a certain earn-in expenditure requirement, may acquire 60% interest in certain of Liberty Star’s mineral claims adjacent to the mineral claims acquired in (i) above. Liberty Star’s assets held as collateral for the Loan include, but are not limited to, these mineral claims. The Letter Agreement provides that, in the event of execution of the joint venture agreement, the Group at its sole election can deem all or any part of the Loan to constitute part of the Group’s contribution to the earn-in expenditure requirement or can convert the Loan into Liberty Star’s common shares upon completion of a certain amount of minimum earn-in expenditure.

As the joint venture agreement contemplated in the Letter Agreement was not executed, in October 2012 the Group delivered a notice of repayment of the Loan to Liberty Star. In November 2012, the Group and Liberty Star negotiated a loan settlement agreement and an amendment thereto (together; the “Loan Settlement Agreement”) whereby the Group agreed to extinguish the Loan in consideration for receiving the title to certain of the mineral claims owned by Liberty Star and which were held as collateral for the Loan. At December 31, 2012 as Liberty Star had not completed valid transfer of the claims to the Group in accordance with the terms of the Loan Settlement Agreement, the Loan Settlement Agreement had not closed and the Group retained all its rights under the Letter Agreement. Accordingly, the Group has recognized the Loan as a financial asset in these Financial Statements.

The Group believes that, at December 31, 2012, the Loan was past due 40 days but was not impaired. The Group has a reasonable expectation that it will recover the carrying amount of the Loan by enforcing the legal rights conferred by the Letter Agreement and/or the Loan Settlement Agreement including, but not limited to, the right to receive all or any portion of the mineral claims held as collateral for the Loan.

6.	CASH AND CASH EQUIVALENTS

	December 31	December 31
	2012	2011
Business and savings accounts	$5,921	$28,055
Guaranteed investment certificates	21,616	9,402
Total	$27,537	$37,457

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2012, the authorized share capital comprised an unlimited (2011 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2011 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of 10% of the Group's outstanding common shares, calculated from time to time.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Pursuant to the 2011 Rolling Option Plan, if outstanding share purchase options are exercised and the number of issued and outstanding common shares of the Group increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Share purchase options can have a maximum term of ten years (although share purchase options have generally been granted with terms of three or five years) and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested share purchase options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

The following reconciles the Group’s share purchase options outstanding at the beginning and end of the year:

	2012		2011
		Weighted		Weighted
	Number of	average	Number of	average
	share purchase	exercise price	share purchase	exercise price
Continuity of share options	options	($/option)	options	($/option)
Balance at beginning of year	8,306,782	8.71	6,795,110	6.19
Granted	2,199,500	3.00	2,323,400	15.23
Forfeited	(82,700)	7.77	(75,030)	10.73
Exercised	(21,000)	4.62	(726,698)	5.79
Expired	(1,930,052)	6.01	(10,000)	9.74
Cancelled	(861,000)	15.44	–	–
Balance at end of year	7,611,530	7.00	8,306,782	8.71

During the year the Group did not enter into any share-based transactions with parties other than employees. In 2011, the Group granted 132,000 share purchase options to non-employees; 15,000 to a consultant for the provision of investor relations advisory services; 90,000 to a former director for engineering consulting services; and 27,000 to a consultant for geological advisory services. The Group determined that given the nature of the services being provided and that continued to be provided, it could not determine the fair value of these services reliably. As a consequence, the Group estimated that the value of these services approximated the fair value of the share purchase options granted measured using the Black-Scholes option pricing model which at December 31, 2012 amounted to ($8) (2011 – $458).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Share purchase options exercised during the year were as follows:

		Weighted average	Weighted average
	Share purchase	exercise price	market share price
Period	options exercised	($/option)	on exercise ($)
January 27, 2012	17,000	5.00	7.88
October 5, 2012	4,000	3.00	4.45
	21,000	4.62	7.23

Share purchase options exercised during the year ended December 31, 2011 were as follows:

		Weighted average	Weighted average
	Share purchase	exercise price	share price
Period	options exercised	($/option)	($)
January 1 – January 31, 2011	287,795	6.06	16.81
February 1 – February 28, 2011	257,818	5.03	19.34
March 4 – March 30, 2011	27,470	5.95	14.80
April 1 – April 29, 2011	134,375	6.91	13.37
May 6, 2011	4,000	7.59	11.52
June 3 and June 27, 2011	10,650	3.00	11.32
October 12 – October 27, 2011	2,620	4.18	7.70
November 24, 2011	1,020	3.00	6.42
December 7, 2011	950	3.00	6.96
	726,698	5.79	16.83

The following table summarizes information about the Group’s share options outstanding at the end of the year:

	Share purchase options outstanding			Share purchase options exercisable
			Weighted			Weighted
	Number of	Weighted	average	Number of	Weighted	average
	share	average	remaining	share	average	remaining
	purchase	exercise	contractual	purchase	exercise	contractual
	options	price	life	options	price	life
Exercise prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
3.00	2,240,600	3.00	2.86	1,171,750	3.00	2.79
5.00 – 5.35	1,643,000	5.01	1.08	1,643,000	5.01	1.08
7.59	2,331,030	7.59	1.15	2,331,030	7.59	1.15
9.74 – 11.55	200,000	10.87	2.25	158,334	10.69	1.94
15.44	1,196,900	15.44	1.73	803,600	15.44	1.72
	7,611,530	7.00	1.76	6,107,714	7.13	1.54

During the year the Group granted 2.2 million share purchase options (2011 – 2.3 million). The weighted average fair value per share purchase options granted using the Black-Scholes option pricing model was $0.87 per option (2011 – $6.34 per option). The fair value was estimated with the following weighted average assumptions:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	2012	2011
Risk-free interest rate	1.11%	2.25%
Expected life	3.43 years	4.20 years
Expected volatility	60%	64%
Grant date share price	$2.38	$13.37
Expected dividend yield	Nil	Nil

Refer to discussion on assumptions in Note 2(p) under sources of estimation uncertainty.

(c)	Foreign Currency Translation Reserve

	Year ended December 31
	2012	2011
Balance at beginning of year	$2,470	$316
Exchange (loss) gain on translation of investment in the Pebble Partnership	(2,206)	2,236
Deferred income tax on investment	83	(82)
Balance at the end of year	$347	$2,470

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership which has a US dollar functional currency and the related tax effect that has been recognized in other comprehensive loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details between the Group and other related parties are disclosed below:

Transactions and balances with Key Management Personnel

The aggregate value of transactions with key management personnel, being directors and senior management including the Senior Vice President, Corporate Development; Vice President ("VP") Corporate Communications, VP, Engineering and VP, Public Affairs, were as follows:

	Year ended December 31
Compensation	2012	2011
Short-term employee benefits (i)	$2,222	$1,834
Share-based compensation	2,781	7,948
Total	$5,003	$9,782

(i)	Short-term employee benefits include salaries and directors fees.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Transactions and balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Year ended December 31
Transactions	2012	2011
Entity with significant influence (a)
Services rendered to the Group	$3,531	$3,504
Reimbursement of third party expenses incurred on behalf of the Group	1,129	1,074
Total paid by the Group	$4,660	$4,578
Jointly controlled entity (b)
Reimbursement of third party expenses incurred by the Group	$(25)	$–
Total reimbursed (to) the Group	$(25)	$–

	December 31	December 31
Balances receivable from related parties	2012	2011
Entity with significant influence (a)	$–	$483
Jointly controlled entity (b)	3	–
Total	$3	$483

	December 31	December 31
Balances payable to related parties	2012	2011
Entity with significant influence (a)	$148	$–
Total	$148	$–

(a)

A private company provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The private company also incurs third party costs on behalf of the Group which is reimbursed by the Group at cost. The Group may also make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of the private company, who are close business associates, are also key management personnel of the Group.

(b)	The Group incurred costs on behalf of the Pebble Partnership (note 3), which were reimbursed at cost.

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
Falling due within the year	2012	2011
Trade payables	$261	$170

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2012 was based on the following:

	December 31	December 31
	2012	2011
Loss attributable to common shareholders	$15,660	$20,139
Weighted average number of common shares outstanding	94,995,127	94,851,589

Diluted loss per share did not include the effect of the weighted average number of share purchase options outstanding as they are anti-dilutive.

11.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses are as follows:

	Year ended December 31
	2012	2011
Salaries included in:
Exploration and evaluation expenses	$856	$933
General and administration expenses	2,874	2,765
Share-based compensation	5,225	14,205
Total	$8,955	$17,903

12.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and amounts receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs.

Management assesses the recoverability of the loan receivable from Liberty Star as at the end of each reporting period based on financial information available.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

In October 2012, the Group delivered notice to Liberty Star for repayment of the loan and interest. In November 2012, the Group and Liberty Star negotiated the Loan Settlement Agreement in which Liberty Star was to transfer certain Alaska mineral claims held as collateral for the loan receivable in payment of the loan including accrued interest. As of December 31, 2012 and the date of these Financial Statements, as Liberty Star had not completed the valid transfer of the claims to the Group as per the Loan Settlement Agreement, the Loan Settlement Agreement had not closed and accordingly the Group continues to retain its rights under the Letter Agreement. The Group has a reasonable expectation that it will recover the carrying amount of the Loan by enforcing the legal rights conferred by the Letter Agreement and/or the Loan Settlement Agreement including, but not limited to, the right to receive all or any portion of the mineral claims held as collateral for the Loan (note 5(a)).

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American (discussed below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $28 million in cash and cash equivalents for its own operating requirements. With the Pebble Project’s 2013 funding to be funded by Anglo American, and given the Group’s holdings of cash and cash equivalents, the Group believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in Note 3, the Group is in a 50:50 limited partnership with Anglo American on the Pebble Project. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion over a period of several years. To December 31, 2012, Anglo American has invested US$504 million ($524 million). When the prefeasibility study is completed and if the decision is to proceed, Anglo American is required to commit to further expenditures to be expended producing a final feasibility study and in related activities, the completion of which may take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion.

At December 31, 2012, the Group had working capital of approximately $32.1 million as compared to $42.5 million at December 31, 2011.

The Group has no contractual obligations other than current trade payables (note 9) and amounts payable to a related party (note 8).

(c)	Foreign exchange risk

The Group is exposed to foreign exchange risk in respect to its loan receivable which is denominated in US dollars. Additionally certain of the Group’s corporate expenses are incurred in US dollars. As a consequence, the Group’s results from its operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's financial assets to foreign exchange risk is as follows:

Currency	December 31, 2012		December 31, 2011
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
US dollars – Financial assets	amount	dollars	amount	dollars

Amounts receivable	$4,663	$4,639	$4,220	$4,292
Cash and cash equivalents	45	45	36	36
Total exposed to currency risk	$4,708	$4,684	$4,256	$4,328

The exposure of the Group's financial liabilities to foreign exchange risk is as follows:

Currency	December 31, 2012		December 31, 2011
	Foreign	Amount in	Foreign
	currency	Canadian	currency	Amount in
US dollars – Financial liabilities	amount	dollars	amount	Canadian dollars

Trade and other payables	$40	$40	$1	$1
Total exposed to currency risk	$40	$40	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar relative to the US dollar would result in a decrease in the loss of approximately $465 in the year (2011 – $433). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

(d)	Interest rate risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss as follows:

	December 31	December 31
	2012	2011
Effect on loss	$325	$389

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(e)	Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Group's approach to capital management during the year.

The Group is not subject to any externally imposed capital requirements.

(f)	Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Group’s marketable securities are classified under Level 1 of the hierarchy however at December 31, 2012, the fair value of these securities was nominal (2011 – $nil).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

13.	INCOME TAX EXPENSE

	Year ended December 31
	2012	2011
Current tax expense (recovery)

Current period	$–	$(51)
Current income tax recovery	$–	$(51)

Reconciliation of effective tax rate

(Loss) for the period	$(15,662)	$(20,139)
Total income tax expense (recovery)	–	(51)
(Loss) excluding income tax	(15,662)	(20,190)
Income tax using the Company's domestic tax rate	(3,916)	(5,350)
Non-deductible expenses	1,323	3,761
Reduction in statutory tax rates	–	90
Foreign exchange	83	(82)
Other	(1)	(51)
Deferred income tax assets not recognized	2,511	1,581
	$–	$(51)

The Company's domestic tax rate for the year was 25.00% (2011 - 26.50%) and the effective tax rate was Nil% (2011 - Nil%).

	December 31	December 31
Deferred income tax assets (liabilities)	2012	2011
Resource pool	$21,144	$21,614
Tax losses	58	57
Net deferred income tax assets	21,202	21,671
Investment in the Pebble Partnership	(24,834)	(25,386)
Net deferred income tax liability	$(3,632)	$(3,715)

The Group had the following temporary differences at December 31, 2012 in respect of which no deferred tax asset has been recognized:

Expiry	Tax Losses	Resource Pools	Other
Within one year	$–	$–	$–
One to five years	–	–	1,311
After five years	34,174	–	–
No expiry date	169	111,680	66
Total	$34,343	$111,680	$1,377

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

14.	COMMITMENTS AND CONTINGENCIES

Due to the nature of the Group’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Group’s consolidated financial position or results of operations which require additional disclosure in these Financial Statements.

15.	EVENTS AFTER THE REPORTING PERIOD

Share purchase options cancelled

32,900 share purchase options were forfeited with an average exercise price of $5.46 per option with expiry dates of March 15, 2014 and June 29, 2015.